

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2011

Mr. David J. Folkwein
Interim-President and Chief Executive Officer
DCB Financial Corp
110 Riverbend Avenue
Lewis Center, Ohio 43035

Re: **DCB Financial Corp**
 Form 10-K for the Fiscal Year Ended December 31, 2010
 Filed March 31, 2011
 File No. 000-22387

Dear Mr. Folkwein:

 We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings clearly identifying new and deleted disclosure, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

 After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Description of Business

FDICIA, page 5

1. Please revise this section or Note 11 to the financial statements to disclose the extent to which each of the material steps required by the FDIC order to be taken by the company has been accomplished. Provide updated disclosure in future filings as appropriate.

Executive Compensation, page 19

2.   Please confirm that by incorporating by reference the information in the Company's
        proxy statement under the section captioned "Committees and Compensation of the
        Board of Directors" you are referring to the section captioned "Board of Directors and
        Selected Committees" on page 8 of the proxy, and please correct this in future filings.

Principal Accountant Fees and Services, page 20

3.   Please confirm that by incorporating by reference the information in the Company's
        proxy statement under the section captioned "Information Concerning Independent
        Registered Public Accountants" you are referring to the section captioned "Principal
        Accounting Firm Fees" on page 25 of the proxy, and please correct this in future filings.

Exhibit 13

Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 43

Allowance for Loan Losses, page 44

4.   We note your policy for determining your allowance for loan loss on page 44. Please
        revise future filings to provide enhanced disclosures to fully comply with the disclosure
        requirements of ASU 2010-20, including for instance, how management considers
        historical losses and the existing economic conditions. Please also refer to ASC 310-10-
        50-11B (a) which requires various disclosures on this item by portfolio segment. Please
        provide us with your proposed disclosures in your response letter.

5.   We note your accounting policy stating that loans are placed on nonaccrual or charged-
        off at an earlier date if collection of principal or interest is considered doubtful. We
        further note that your loan losses are charged against the allowance when management
        believes the uncollectibility of a loan balance is confirmed. Please revise future filings to
        provide additional information regarding your charge-off policies and how you determine
        that the uncollectibility of a loan balance is confirmed. For example:
        • Disclose whether you charge-off loans after a certain number of days of
          delinquency;
        • Disclose if you charge-off a portion of nonperforming and impaired loans and
          whether you have revised these policies during 2009 or 2010; and

- Discuss the triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific or general reserve.

Note 3 – Loans, page 53

6. We note you had $17.3 million and $27.1 million in real estate construction and land development loans as of December 31, 2010 and December 31, 2009, respectively. Based on your disclosure on page 15 of the Form 10-K, we note you had no allowance for loan loss allocated to this segment for these periods. Please tell us the following:
   - The nature of your real estate construction loans and land development loans;
   - Why you do not report any allocation of your allowance for loan loss to the construction and land development segment on page 15 of the Form 10-K while you state that your rollforward of allowance for credit loss table by loan portfolio includes real estate construction and land development loans in the commercial real estate portfolio, on page 54;
   - Please clarify if you had any charge-offs, recoveries, or specific reserve allocations on your construction and land development loans during the periods presented and if so, please quantify these amounts and clarify this in future filings.

7. Based on your disclosures on page 56, we note your troubled debt restructurings were $29.3 million as of December 31, 2010. We further note that $14.1 million of these loans were not performing as of such date. Given the significance of your restructured loans, please tell us and revise future filings to disclose the following:
   - The amounts of your troubled debt restructuring in prior periods presented;
   - A description of the key features of the modifications including the significant terms modified and whether the modification is short-term or long-term; and
   - Your policy on how many payments the borrower needs to make before returning the loan to accrual status.

8. Please tell us and disclose in future filings the amount of modified loans by loan type that you believe do not meet the definition of a troubled debt restructuring.

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Related Transactions, page 24

9. Please confirm that by "other persons of similar creditworthiness" in the representations included in this section, you mean "other persons not related to" you. Please refer to

Instruction 4(c) (ii) of Regulation S-K. Confirm that you will provide the correct representation in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Rosenbaum Cooper at (202) 551-3396 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Attorney